July 27, 2007
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Jason Wynn
Karl Hiller
Lily Dang
John Madison

Re:	Horsehead Holding Corp.
Amendment No. 3 to Registration Statement on Form S-1 File Number 333-142113 and Amendment No. 1 to Registration Statement on Form S-1 File Number 333-144295
Ladies and Gentlemen:
     Horsehead Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement, file number 333-142113, on Form S-1 (as amended, the “Shelf Registration Statement”), and an Amendment No. 1 to its Registration Statement, file number 333-144295, on Form S-1 (as amended, the “IPO Registration Statement” and, together with the Shelf Registration Statement, the “Registration Statements”).
     On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to the Company dated July 20, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). In addition, we hereby confirm that, pursuant to the Staff’s comment to the IPO Registration Statement in its letter dated July 11, 2007, the disclosure in Amendment No. 1 to the IPO Registration Statement is consistent with the disclosure in Amendment No. 3 to the Shelf Registration, except for those differences attributable to differences in the underlying registrations themselves.
     For your convenience, copies of the amended Registration Statements are enclosed, and have been marked to show changes from the previous versions of such Registration Statements filed by the Company with the Commission on July 2, 2007. We have also enclosed a copy of the amended Shelf Registration Statement marked against the amended IPO Registration Statement. References to page numbers in our responses are to page numbers of the applicable

Registration Statements. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statements.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-142113)
Compensation Discussion and Analysis, page 63
1.	Please expand your disclosure of the circumstances in which the compensation committee may determine that it is appropriate to exceed the pre-determined maximum percentages for cash bonuses. Explain the circumstances that would constitute “marked improvements in [y]our operational or financial performance” and the procedures the committee would follow in its deliberation and approval to exceed these maximum percentages.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See page 65 of the Shelf Registration Statement and page 67 of the IPO Registration Statement.
Financial Statements
Note B — Summary of Significant Accounting Policies, page F -18
Revenue Recognition
2.	We have read your response to prior comment 15, indicating that you believe there is no need to report service fee revenues and the related costs separately on the face of the income statements because the service fees recorded in 2006 would be less than 10% of total revenues if you exclude the effects of a market adjustment that is included in the revenue line item. However, there is no provision for ignoring any element of revenue included in the total under the threshold provision in Rule 5-03(b) of Regulation S-X. We note that you have not addressed the relative significance of the service fee revenues for 2005 and 2004. Since the service fees exceed 10% of total revenues in all periods, it appears that you should separately report both the revenues and related costs on the face of your Statements of Operations to comply with Rule 5-03(b).

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See page F-3 and F-15 of the Shelf Registration Statement and the IPO Registration Statement.
Registration Statement on Form S-1 (File No. 333-144295)
General
3.	Please revise the accounting and disclosure in your registration statement, having file number 333-144295, as necessary to comply with all applicable comments written on your other registration statement above.

     As described above, we have revised the disclosure in the IPO Registration Statement to comply with the applicable comments on the Shelf Registration Statement written above.
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of each Registration Statement acknowledging the statements set forth in the Staff’s original comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above or Gregory C. Vogelsperger at (312) 861-3343 with any further questions or comments regarding this filing.

Sincerely,
/s/ James S. Rowe
James S. Rowe

cc:	James M. Hensler
Robert D. Scherich
Ali Alavi
Horsehead Holding Corp